NEWS RELEASE

PacNet Appoints William (Bill) Barney as Chairman of its Board

SINGAPORE, Tuesday, 28 August 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that Mr William (Bill) Barney has been elected Chairman of its Board of Directors with effect from Monday, 27 August 2007.

Mr Barney is a nominee Director of Connect Holdings Limited (“Connect”), the Company’s largest shareholder with 12,126,210 shares, or approximately 87.59 per cent of the issued shares of the Company, as at 13 July 2007.

He has nearly 20 years of telecom and communications services industry experience spanning the USA and Asia Pacific. He is currently Chief Executive Officer of Hong Kong-based Asia Netcom. Prior to joining Asia Netcom in 2002, Mr Barney was President of Asia Pacific at MCI Worldcom. From 1995 to 1999, Mr Barney served in various management roles for Global One in the US and in Hong Kong. Mr Barney began his career with AT&T in the US. He holds a Master of Business Administration degree from Columbia Business School, New York, and a Bachelor of Arts degree from Wesleyan University.

Pacific Internet Limited’s Board now comprises Chairman – Mr William (Bill) Barney; three Independent Directors – Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger and Dr Neil Robert Jones; Connect’s nominees – Mr Steven Barry Simpson, Mr Brett Lay and Ms Grace Guang; and President and CEO – Mr Phey Teck Moh.

-Ends-

Media, Analyst and Investor Relations Contact:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.